

Mail Stop 4561

January 4, 2017

Mr. Xiaolu Zhu
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Qunar Cayman Islands Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed December 21, 2016 by Qunar Cayman Islands Limited, Ocean**
> **Management Limited, Ocean Management Holdings Limited, Ocean**
> **Management Merger Sub Limited and Ctrip.com International, Ltd.**
> **File No. 005-87695**

Dear Mr. Zhu:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.(A)(1)

Summary Term Sheet

The Parties Involved in the Merger, page 1

1. We note your response to prior comment 1. Please provide Instruction C information with respect to (i) the directors and executive officers of Ctrip, (ii) each person controlling Ocean Management and Ctrip, whether through stock ownership, by contract or otherwise, (iii) each executive officer and director of any entity ultimately in control of

Ocean Management and Ctrip and (iv) Momentum and M Strat, as well as each executive officer and director of any entity ultimately in control of Momentum and M Strat.

2. Please revise to disclose any material relationships that exist between each of the filing persons. In this regard, we note that Ctrip's Chairman, Mr. James Liang, serves on the board of Ocean Link which appears to be an affiliate of Ocean Management.

Special Factors

Background of the Merger, page 19

3. We note that this section begins with a discussion of Ocean Management's internal discussions about the possibility of acquiring the Company. For context, please expand this section to include a discussion of the background of Ctrip's involvement in the Company. In this regard, we note that Ctrip offered to acquire all of the Company's outstanding shares in May 2015 and subsequently acquired a significant ownership position in the Company in October 2015.

4. We have reviewed your response to prior comment 6. Please expand the disclosure regarding the reasons why the Special Committee determined to accept the purchase price offered by Ocean Management. In this regard, we note that the factors discussed in this paragraph appear to relate only to the size of the proposed termination fee.

5. We note your response to prior comment 7. Please include a brief discussion of the reasons why Ctrip had no intention to engage in discussions with other parties in connection with any alternative transactions.

Reasons for the Merger and Recommendation of the Special Committee …, page 26

6. We note your response to prior comment 11. Please include a brief discussion in the filing of the consideration given to the projections prepared by management.

Opinion of the Special Committee's Financial Advisor, page 36

7. We note the response to prior comment 18. The staff views disclaimers of responsibility to security holders as inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our website. Please eliminate the disclaimer regarding fiduciary duty and the statement that opinion "does not … confer any rights or remedies upon any other person" or add disclosure such as that set forth at the end of the cited excerpt.

Annex A: Agreement and Plan of Merger

8. Please file the amended and restated memorandum and articles of surviving company as Appendix II to Annex A to the merger agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney Advisor, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3263 with any questions.

Sincerely,

/s/ David L. Orlic for

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: David T. Zhang, Esq.
        Kirkland & Ellis